UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CEO’s Update

Arlington VA – 7 October 2005 –– Metal Storm Limited today released the following statement which will be published in the “CEO Corner” section of the company website.  The company website address is: www.metalstorm.com.

September 2005 has been a busy period for Metal Storm.

Your company is moving into the final stages of development of its 40mm weapons systems, with the emphasis on product development rather than research. Remember, we are focusing on 40mm systems because they offer the most potential for commercializing our technology and enhancing shareholder value for you. The next stage is to produce prototypes (to customer driven specifications) and a range of munitions, and put them through the trials and tests required to achieve certification as field-able systems.

During the month we have achieved several important goals:

• signing the United States Department of Energy (DOE) contract;

• reaching final agreement on the terms of our teaming agreement with
Singapore Technologies Kinetics Ltd (STK); and

• signing the Cooperative Research and Development Agreement with the US
Army’s Research Development and Engineering Center (ARDEC).

We have also enhanced our board with new appointments.

I'd like to explain the significance of these events.

DOE contract

This is an important step for the company, as it is our first prototype order to be delivered in accordance with a customer specification. This is a ‘foot in the door’ with one of our major target customers.  I feel this will also open additional opportunities within the US Department of Homeland Security.

The DOE is responsible for ensuring the integrity and safety of the United
States’ nuclear weapons and has specific needs in relation to the protection of these assets. In the contract solicitation, DOE stated that it had determined that Metal Storm is the only small business that has the technology needed for the research and development necessary to meet DOE mission needs.
Our technology, which allows for scaleable lethality, will provide the DOE with considerable capability to respond to whatever level of threat that may be encountered in any situation.

I believe that DOE’s decision to contract with Metal Storm is a strong endorsement of the capabilities and unique features of our 40mm weapons system and the systems integration competencies of our staff.

STK teaming agreement and ARDEC

These agreements are key building blocks in the process of commercialising
Metal Storm’s 40 mm technology.  To offer global customers a complete system, we need a manufacturing and distribution base for our various munitions and systems components.

Through the STK agreement, we have not only secured this critical capability plus STK’s considerable expertise and advanced designs in 40mm munitions, we have also gained a marketing partner. STK has agreed to market our systems to its worldwide customer base.

This capability, coupled with the recently announced Cooperative Research and
Development Agreement (CRADA) with the US Army’s Armament Research Development and Engineering Center (ARDEC) , puts Metal Storm in a position where it can design and manufacture munitions for any customer in the US or globally.

We are working with ARDEC to make US military 40mm munitions compatible with
Metal Storm launching systems. To do this we need to exchange the shell casing of the standard munitions with a Metal Storm tailpiece that contains the electronic initiation components and will facilitate the end to end stacking of rounds.

Once this work is complete, we then need to have the newly configured munitions tested and certified as suitable for field use. ARDEC is responsible for certifying all munitions in the US military inventory.

The STK and ARDEC agreements show that Metal Storm is now gaining serious acceptance from major players in our industry.  I believe that these agreements lay the foundation for a long and mutually beneficial relationship with both parties.

SBIR – Crowd Control Proposal

Metal Storm announced on 2 September 2005 that it had been selected by ARDEC for a Phase II Small Business Innovative Research (SBIR) proposal titled
“Metal Storm Crowd Control System” for a contract award, subject to successful completion of contract negotiations. This contract is in the final stages of negotiation.

This contract will allow for the design and prototyping of a range of less-than-lethal munitions to use with our 40mm weapons systems. It will add another important capability to our systems package.

We are also in the process of obtaining accreditation as a US Government contractor. This means our project management, cost accounting and contract management systems and processes must meet US Government standards. I am pleased that we have recently passed our first contract audit conducted by the
Defense Contract Audit Agency (DCAA).

As I stated at the annual general meeting, I am keen to do everything I can to maximize our potential and decrease the time to production.  That is why partnering with munitions developers and manufacturers and other key industry players in our target markets is so critical.  Our goal remains to decrease the time to market and position the company for profit as quickly as possible.

Board appointments

Lastly, I would like to congratulate Mr Terry O’Dwyer as he moves into the role of permanent Chairman and welcome Mr Jim Crunk as a new Director.  Jim brings to Metal Storm very pertinent Department of Defense financial experience.

David Smith
CEO

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

www.metalstorm.com

David Smith
CEO

 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round” technology. The company is headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: October 11, 2005	By:	James MacDonald
	Name:	James MacDonald
	Title:	Company Secretary